Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-86494) of American Locker Group Incorporated’s 1999 Stock Incentive Plan of our report dated June 16, 2008 (which reports an unqualified opinion and includes an explanatory paragraph as a result of a change in accounting principle from the LIFO to the FIFO method), with respect to the financial statements and financial statement schedule of American Locker Group Incorporated for the years ended December 31, 2007, 2006, and 2005 included in this Annual Report (Form 10-K) for the year ended December 31, 2007.
/s/ Travis, Wolff & Company, LLP
Dallas, Texas
June 16, 2008